Filed by Renasant Corporation

pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Renasant Corporation

Commission File No.: 001-13253

Contact:	Jim Gray	Stuart Johnson
	Senior Executive Vice President & CIO	Senior Executive Vice President & CFO
	(662) 680-1217	(662) 680-1472
	jimg@renasant.com	stuartj@renasant.com

Renasant Corporation Announces Intent to Engage in

Underwritten Common Stock Offering

TUPELO, Miss., February 8, 2007 – Renasant Corporation (Nasdaq: RNST; “Renasant”) announced today that it intends to proceed with an underwritten public offering of approximately $60 million of its common stock, par value $5.00 per share. Renasant intends to file a registration statement with the Securities and Exchange Commission sometime later in the first quarter of 2007 and anticipates completing the public offering prior to June 30, 2007.

Renasant has not yet finally determined the aggregate size of the offering, but will do so based on market conditions and other relevant factors at the time of the offering. There can be no assurance as to whether or when the offering will be completed or its exact size.

Renasant intends to use the net proceeds of the common stock offering to fund the cash portion of the merger consideration payable in connection with its acquisition of Capital Bancorp, Inc., which was publicly announced on February 5, 2007. Renasant expects to use any remaining proceeds after payment of such cash merger consideration for general working capital purposes.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, statements identified by words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include, but are not limited to: the prevailing conditions in the public capital markets; Renasant’s ability to successfully complete its acquisition of Capital Bancorp, Inc.; significant fluctuations in interests rates or inflation; economic recession; significant changes in the federal and state legal and regulatory environment; significant underperformance in Renasant’s portfolio of outstanding loans; competition in Renasant’s markets from current and new competitors; economic, political and market factors affecting trading volumes, securities prices or demand for Renasant’s stock; Renasant’s ability to attract and retain key personnel; Renasant’s ability to identify and develop new products and markets; and uncertainties related to litigation. Prospective investors are cautioned that any such forward-looking statements are not guarantees that Renasant will complete the public offering announced in this release. Renasant undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.